EXHIBIT 99.1

Flora Growth Corp. Announces Pricing of $5.0 Million Registered Direct Offering

FORT LAUDERDALE, FLORIDA & TORONTO, December 9, 2022--(BUSINESS WIRE)--Flora Growth Corp. (NASDAQ: FLGC) ("Flora'' or the "Company"), a leading all-outdoor cultivator, manufacturer and distributor of global cannabis products and brands, announced today that it has entered into securities purchase agreements with institutional investors for the purchase and sale of 12,500,000 of the Company’s common shares, no par value (the “Common Shares”), pursuant to a registered direct offering (the “Offering”), and warrants to purchase up to 12,500,000 Common Shares (the “Warrants”). The combined purchase price for one Common Share and one Warrant will be $0.40. The Warrants will have an exercise price of $0.40 per Common Share, will be exercisable immediately following the date of issuance and will expire five years from the initial date of issuance.

The aggregate gross proceeds from the Offering will be approximately $5.0 million before deducting fees and other estimated expenses. The Company expects to use the net proceeds from the Offering (i) for capital expenditures; (ii) to increase operating capacity; (iii) for working capital and (iv) for other general corporate purposes. The Offering is expected to close on or about December 13, 2022, subject to the satisfaction of customary closing conditions.

A.G.P./Alliance Global Partners is acting as the sole placement agent for the Offering.

The Company has also amended the terms of the warrants issued to certain institutional investors in the November 2021 public underwritten offering that are also purchasing shares in this Offering to reduce the exercise price of such warrants to $0.40.

The Offering is being made pursuant to a “shelf” registration statement on Form F-3 (File No. 333-267585) previously filed with and declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on October 5, 2022. A prospectus supplement describing the terms of the Offering will be filed with the SEC and will be available on the SEC’s website located at http://www.sec.gov. Electronic copies of the prospectus supplement may be obtained, when available, from A.G.P./Alliance Global Partners, 590 Madison Avenue, 28th Floor, New York, NY 10022, or by telephone at (212) 624-2060, or by email at prospectus@allianceg.com.

This press release is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities, in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Flora Growth Corp.

Flora is building a connected, design-led collective of plant-based wellness and lifestyle brands, designed to deliver the most compelling customer experiences in the world, one community at a time. As the operator of one of the largest outdoor cannabis cultivation facilities, Flora leverages natural, cost-effective cultivation practices to supply cannabis derivatives to its commercial, house of brands, and life sciences divisions. Visit www.floragrowth.com or follow @floragrowthcorp on social media for more information.

Contacts

Investor Relations:

Sean Mansouri, CFA

ir@floragrowth.com

Public Relations:

Cassandra Dowell

+1 (858) 221-8001

flora@cmwmedia.com

Cautionary Statement Concerning Forward-Looking Statements

This press release contains ‘‘forward-looking statements,’’ as defined by federal securities laws. Forward-looking statements reflect Flora’s current expectations and projections about future events at the time, and thus involve uncertainty and risk. The words “believe,” “expect,” “anticipate,” “will,” “could,” “would,” “should,” “may,” “plan,” “estimate,” “intend,” “predict,” “potential,” “continue,” and the negatives of these words and other similar expressions generally identify forward looking statements. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in Flora’s Annual Report on Form 20-F filed with the SEC on May 9, 2022, as amended, as such factors may be updated from time to time in Flora’s periodic filings with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this release and in Flora’s filings with the SEC. While forward-looking statements reflect Flora’s good faith beliefs, they are not guarantees of future performance. Flora disclaims any obligation to publicly update or revise any forward-looking statement to reflect changes in underlying assumptions or factors, new information, data or methods, future events or other changes after the date of this press release, except as required by applicable law. You should not place undue reliance on any forward-looking statements, which are based only on information currently available to Flora (or to third parties making the forward-looking statements).

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